Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy certified at Gold level in CCAB’s Progressive Aboriginal Relations program

Calgary, Alberta (Sept. 28, 2017) – Suncor today announced it has been certified at gold-level in Progressive Aboriginal Relations (PAR) program from the Canadian Council for Aboriginal Business (CCAB). The award was presented at the15th annual CCAB gala, where Suncor was recognized for its commitment to Canada’s Aboriginal Peoples.

“This is an important recognition for Suncor as it acknowledges our continuous efforts to improve our performance, and strengthen relationships in the communities we operate,” said Steve Williams, president and chief executive officer, Suncor. “We are honoured by the award, and also know that there is more work to be done.”

“The PAR program encourages companies to evolve and participate in the Aboriginal business economy across Canada,” said JP Gladu, president and CEO, CCAB. “Suncor has demonstrated that they are willing to put in the effort to continue learning and growing in this area. They are a role model for positive and progressive Aboriginal relations and more importantly, they have a continuous improvement philosophy and focus.”

Since receiving silver-level accreditation in 2014, Suncor has worked to address CCAB’s recommendations and has imbedded Aboriginal relations programs across the organization. Examples of this progress include:

-     Development of a long-term Social Goal that seeks to strengthen our relationships with Aboriginal Peoples. The goal reflects Suncor’s commitment to change the way we think and act as an organization, and outlines four areas where we can work together to advance greater involvement in energy development.

-     Maturity of the integrated Aboriginal Relations governance.

-     Establishment of the Aboriginal Employee Network (AEN). Comprised of more than 400 employees with four focus areas: Community circle, Outreach circle, Aboriginal Awareness circle, and Advisory circle which support broader diversity and inclusion within Suncor and in community activities.

-     In 2016, Suncor spent $445 million with Aboriginal businesses, bringing the total spend to almost $3.9 billion since 1999.

-     The Suncor Energy Foundation’s support for reconciliation, and investment in cultural initiatives, learning and youth.

PAR is Canada’s only certification program focused on best practices in Aboriginal relations. The certification process included external assessment from community members of Suncor’s performance in four key areas: employment, business development, community investment and community engagement.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
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the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor works with Aboriginal communities across Canada to increase their participation in energy development. One of the ways we do this is through business development opportunities. Suncor has worked with more than 150 Aboriginal communities, including in the Regional Municipality of Wood Buffalo, home to our oil sands operations, and other locations through our Petro-Canada branded retail, wholesale products and services. In 2016, we spent $445 million in goods and services with Aboriginal-owned businesses, bringing our total to approximately $3.9 billion since 1999. There are 24 Petro-Canada branded gas stations owned by First Nations and one wind project where a First Nation is an equity partner.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com